AURIZON
MINES LTD.

1010 – 3rd Avenue East
C.P. 487
Val-d'Or, Quebec J9P 4P5
Tel: (819) 874-4511
Fax: (819) 874-3391
Email: aurizon@aurizon.qc.ca
Web Site: www.aurizon.com

CONSENT OF QUALIFIED PERSON

TO: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR)

Pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent of the undersigned to the public filing of the technical information regarding the Kipawa Gold-Rare Earth Elements Project contained in Aurizon Mines Ltd.'s Annual Information Form for the fiscal year ended December 31, 2009 (the "AIF").

I confirm that I have read the written disclosure in the AIF, that it fairly and accurately represents the technical information regarding the Kipawa Gold-Rare Earth Elements Project, and that I authorize its use therein and hereby consent to being named in the AIF.

I further acknowledge that the AIF will be filed as an Exhibit to Aurizon Mines Ltd.'s Annual Report on Form 40-F for the fiscal year ended December 31, 2009 (the "Form 40-F") and consent to being named in the Form 40-F and authorize the use of the information represented therein.

Dated this 23 day of March 2010.

[Signature]

Signature of Qualified Person

GÉOLOGUE GEOLOGIST MARTIN DEMERS #770 QUÉBEC (Seal or Stamp)

Martin Demers
Print Name of Qualified person

MPC\131201\PROSP 2009\9230B